UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File No. 001-41493

LICHEN INTERNATIONAL LTD

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the report on Form 6-K furnished to the Securities and Exchange Commission on October 13, 2026, on October 7, 2026, Lichen International Limited (the “Company”), its indirect wholly-owned subsidiary, Legend Consulting Limited, a company formed under the laws of Hong Kong (“Legend HK”), and Bondly Enterprises Limited, a company formed under the laws of Hong Kong and a wholly-owned subsidiary of Legend HK (the “Target”), entered into a share transfer agreement (the “Share Transfer Agreement”) with a transferee (the “Transferee”), pursuant to which Legend HK agreed to transfer to the Transferee, and the Transferee agreed to accept, all the issued and outstanding shares of the Target for one Hong Kong dollar.

On October 12, 2026, the transaction contemplated by the Share Transfer Agreement was completed. Upon the completion of such disposition, the Company no longer holds any equity interest in the Target.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-291878) and Form S-8 (File No. 333-291376).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen International Limited

Date: October 21, 2026	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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